SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934
                         For the month of November, 2003


                              ASAT Holdings Limited
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                          14th Floor, 138 Texaco Road
                     Tsuen Wan, New Territories, Hong Kong
                    ----------------------------------------
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F [X] Form 40-F [ ]

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes [ ]  No [X]

Documents furnished by the Registrant

1. Press Release of the Registrant dated November 24, 2003, reporting financial results for the second quarter, fiscal year 2004, ended October 31, 2003.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2003
      ASAT Holdings Limited

By: /s/ Harry R. Rozakis
    -----------------------
    Harry R. Rozakis
    Chief Executive Officer

                                  [LOGO] ASAT

   ASAT Holdings Limited Reports Second Quarter Fiscal 2004 Financial Results



    Revenue Increases 9 Percent Sequentially and 18 Percent Year-Over-Year


    HONG KONG and PLEASANTON, Calif., Nov. 24 /PRNewswire-FirstCall/ --
ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test services, today announced financial results for the second quarter of fiscal year 2004, ended Oct. 31, 2003.

    Net revenue in the second quarter was $48.1 million, an increase of
9.1 percent compared with $44.0 million in the first quarter of fiscal 2004, and an increase of 18.0 percent compared with $40.7 million in the same period a year ago.

    Second quarter GAAP net loss was $2.9 million, or a loss of $0.02 per American Depository Share (ADS). This compares with a GAAP net loss of $3.3 million for the first quarter of fiscal 2004, or a loss of $0.03 per ADS. First quarter of fiscal 2004 GAAP net loss included a one-time facilities charge of $306,000 for ASAT Inc. GAAP net loss for the second quarter of fiscal 2003 was $3.9 million, or a loss of $0.03 per ADS.

    EBITDA* in the second quarter of fiscal 2004 was $6.7 million, or
13.9 percent of net revenue. This compares with an EBITDA* of $6.1 million, or
13.8 percent of net revenue in the first quarter of fiscal 2004, and an EBITDA* of $5.4 million, or 13.4 percent of net revenue in the second quarter of fiscal 2003. Excluding the incremental costs incurred for the set up of the China factory, EBITDA* in the second quarter was $7.3 million. This compares with an EBITDA*, excluding the incremental costs incurred for set up of the China factory, of $6.2 million in the first quarter.

    "Our second quarter revenue was the highest we have achieved since the fourth quarter of fiscal 2001. We also recorded positive operating income for the first time since the third quarter of fiscal 2001 and posted our sixth consecutive quarter of positive EBITDA*," said Harry R. Rozakis, chief executive officer of ASAT Holdings Limited. "We successfully attained important milestones on the way to achieving our end market diversification strategy and expanded our overall market share. Our ability to plan and execute on our long-term growth strategy remained on track, and I'm optimistic about our prospects for continued growth in the future."

    "During the quarter, we announced several key events that we expect will have a positive, long-term impact on our business," said Mr. Rozakis. "We announced the opening of our China factory, expanded our capacity by ordering 100 new wire bonders and supporting equipment, appointed two new senior level sales executives, and entered into a quad flat no-lead (QFN) patent cross-license agreement with Amkor Technology, Inc."

    "We remain focused on increasing operational efficiencies and improving our cost structure, and our strengthened financial position demonstrates the success of these initiatives as well as improving market conditions," said Robert J. Gange, chief financial officer of ASAT Holdings Limited. "During the remainder of fiscal 2004, we anticipate that there will be some additional expenses associated with commencing production in our China facility. While these additional costs may impact our earnings in the short-term, we expect to achieve long-term cost savings by moving our manufacturing process to China."


    Additional second quarter fiscal 2004 results include:
    -- Net revenues for assembly were $42.6 million, an increase of
       9.0 percent sequentially.
    -- Net revenues for test were $5.5 million, an increase of 9.8 percent from the previous quarter.
    -- Capital expenditures in the second quarter were $6.3 million compared with $1.8 million in the previous quarter. The increase was primarily associated with the purchase of new operating systems and production equipment to meet growing customer demand.
    -- Cash at the end of the quarter, excluding $1.5 million of restricted cash, was $22.7 million. This compares with $28.6 million in the first quarter of fiscal 2004, which excluded $281,000 of restricted cash. The second quarter cash balance is after a semi-annual interest payment of $6.3 million made at the end of October for the 12 1/2 percent senior notes due in 2006. Excluding the cash used for the interest payment, cash generated from operations during the quarter was $6.6 million.

    Outlook and Guidance

    "We believe the semiconductor industry upturn will continue into calendar 2004," said Mr. Rozakis. "We are adding capacity to meet the increasing demand we are experiencing, and are committed to aggressively managing our cost structure as we grow our business."

    In the third quarter of fiscal 2004, ending Jan. 31, 2004, the Company expects revenue to increase 10 to 15 percent sequentially and earnings per ADS to be in the range of a net loss of $0.01 to net income of $0.01.


    Conference Call and Webcast

    ASAT Holdings Limited fiscal 2004 second quarter results conference call will be held today, at approximately 9:00 a.m. ET/6:00 a.m. PT. To access the conference call, dial 773-756-0675 by 8:45 a.m. ET/5:45 a.m. PT. You will need to reference the passcode "ASAT." A live webcast of the conference call will also be available via the investor relations section of the Company's web site at www.asat.com. A replay of the call will be available until Dec. 1. To access the replay, dial 402-220-9737.


    About ASAT Holdings Limited

    ASAT Holdings Limited is a global provider of semiconductor assembly, test and package design services. With 15 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT's advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. ASAT Inc. is the exclusive distributor of ASAT Holdings Limited's services in the United States. For more information visit www.asat.com.


    Safe Harbor Statement

    This news release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from any future such matters expressed or implied by the statements. Investors are cautioned that actual events and results could differ materially from these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, our progress in ramping the new China facility, acceptance and demand for the Company's products and services, and operational and technological risks. The risks, uncertainties and other factors include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, and those stated in the section entitled "Risk Factors" in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on July 28, 2003. The projections and forward-looking statements in this release reflect the current belief of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements for events or circumstances that occur after the date of this news release.

    ASAT Holdings Ltd. provides EBITDA* data as additional information for its operating results. This measure is not in accordance with, or an alternative for, generally accepted accounting principles (GAAP) and may be different from similar measures used by other companies. ASAT Holdings Ltd. believes that this presentation of EBITDA* data provides useful information to management and investors regarding certain additional financial and business trends relating to its financial condition and results of operations, including its ability to serve and/or incur debt and to meet its capital expenditures and working capital requirements. EBITDA* should not be considered in isolation or as a substitute for operating income (loss), cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP or as a measure of ASAT's profitability or liquidity. In addition, ASAT's management uses these measures for reviewing the financial results of ASAT Holdings Ltd. and for budget planning purposes.

      For further information, please contact:

      Robert Gange                  Jim Fanucchi
      Chief Financial Officer       Summit IR Group
      ASAT Holdings Limited         408-404-5400
      852-2439-8788                 ir@asat.com
      bob_gange@asathk.com

    Revenue Breakdown by Market Segment

                                                   Three Months Ended
                                           Oct. 31, 2003     July 31, 2003
    Market Segment                      % of Net Revenues % of Net Revenues
    Communications                              57                61
    Consumer                                    17                17
    PC/Computing                                 9                 7
    Industrial, Automotive & Other              17                15


    Revenue Breakdown by Region

                                                   Three Months Ended
                                            Oct. 31, 2003    July 31, 2003
    Region                               % of Net Revenues % of Net Revenues
    United States                                80               87
    Europe                                       13                8
    Asia                                          7                5


    Revenue Breakdown by Customer Type

                                                   Three Months Ended
                                            Oct. 31, 2003    July 31, 2003
    Customer Type                        % of Net Revenues % of Net Revenues
    Fabless                                      48               52
    IDM                                          52               48


    Summary financial data follows:


    ASAT Holdings Limited
    Consolidated Statements of Operations
    (USD in thousands, except share data)
    Quarter Ended October 31, 2003, July 31, 2003 and October 31, 2002 and for the Six Months Ended October 31, 2003 and 2002.

                               Quarter Ended              Six Months Ended
                      Oct. 31,    July 31,   Oct. 31,   Oct. 31,   Oct. 31,
                       2003         2003       2002        2003       2002
                 (Unaudited)(Unaudited)(Unaudited)(Unaudited)(Unaudited)
    Net Sales           48,053      44,036      40,719     92,089      75,817

    Total cost of
     sales (Note A)     40,690      36,816      34,753     77,506      73,431

    Gross profit         7,363       7,220       5,966     14,583       2,386

    Operating expenses:
      Selling,
       general and
       administrative    5,698       5,808       5,848     11,506      12,819
      Research and
       development       1,150       1,152       1,314      2,302       2,814
      Reorganization
       expenses             --          --          --         --         128
      Facilities
      charges (Note B)      --         306          --        306          --
      Impairment of
       property, plant
       and equipment
       (Note C)             --          --          --         --      59,189

    Total operating
     expenses            6,848       7,266       7,162     14,114      74,950

    Profit (Loss)
     from operations       515         (46)     (1,196)       469    (72,564)
    Other income, net      133         248         551        381         902
    Interest expense:
      - amortization
        of deferred
        charges           (233)       (233)       (233)      (466)      (466)
      - third parties   (3,294)     (3,294)     (3,293)    (6,588)    (6,144)

    Loss before
     income taxes       (2,879)     (3,325)     (4,171)    (6,204)   (78,272)
    Income tax benefit      --          --         294         --      11,965

    Net loss            (2,879)     (3,325)     (3,877)    (6,204)   (66,307)

    Net loss per ADS:
      Basic:
        Net loss      $(0.022)      $(0.025)   $(0.029)    $(0.046)  $(0.496)

    Basic weighted
     average number
     of ADS out-
     standing  133,789,400  133,789,400  133,789,400  133,789,400  133,789,400

    Net loss per
     ordinary share:
      Basic:
        Net loss      $(0.004)      $(0.005)   $(0.006)    $(0.009)  $(0.099)

    Basic weighted
     average number
     of ordinary
     shares out-
     standing  668,947,000  668,947,000  668,947,000  668,947,000  669,477,788

    Other data:

    EBITDA* (Note D)     6,658       6,078       5,439     12,736       6,243

    Depreciation         6,143       5,818       6,635     11,961      16,483


    Note A: Includes $220, $456 and $270 inventory write-down for the quarters ended October 2003, July 2003 and October 2002, respectively.
             Includes $676 and $3,277 inventory write-down for six months ended October 2003 and 2002, respectively.
    Note B: Represents charge incurred for assets retirement obligation relating to restoring its previously leased facilities in Fremont, California to its original condition, as per the lease agreement.
    Note C: Represents $59,189 non-cash charge for the write-off and impairment related to certain property, plant and equipment in the July 2002 quarter.
    Note D: EBITDA* is defined as net income (loss), before interest expense, income tax (expense) benefit, other income (expense), net , depreciation and specific charges. Specific charges included, to the extent applicable, specific and non-recurring inventory write-down, reorganization expenses for severance payment incurred in the cost reduction program, impairment of property, plant and equipment and facilities charges.


    ASAT Holdings Limited
    Consolidated Balance Sheets (Unaudited)
    (USD in thousands)
    As at October 31, 2003, July 31, 2003 and October 31, 2002

                                       October 31,    July 31,  October 31,
                                           2003         2003         2002
                                     (Unaudited) (Unaudited)   (Unaudited)
    ASSETS

    Current assets:
      Cash and cash equivalents             22,724      28,602       24,160
      Accounts receivable, net              25,617      24,849       23,164
      Restricted cash (Note E)               1,478         281           --
      Inventories                           13,429      12,103        9,644
      Prepaid expenses
       and other current assets              5,218       6,123        5,675

      Total current assets                  68,466      71,958       62,643

      Restricted cash                           --          --        1,504
      Property, plant and equipment, net   100,872      96,843      134,610
      Assets held for disposal                 313         659          659
      Deferred charges, net                  2,777       3,010        3,702

      Total assets                         172,428     172,470      203,118

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Current liabilities:
      Accounts payable                      25,217      19,622       13,232
      Accrued liabilities                    6,356       9,239        7,358

      Total current liabilities             31,573      28,861       20,590

      Deferred income taxes                     --          --        3,212
      12.5% senior notes due 2006           98,997      98,851       98,420

    Shareholders' equity:

      Common stock                           6,760       6,760        6,760
      Treasury stock                           (71)        (71)         (71)
      Additional paid-in capital           228,009     228,009      228,009
      Accumulated other
       comprehensive (loss) income             (57)        (36)           5
      Accumulated deficit                 (192,783)   (189,904)    (153,807)

      Total shareholders' equity            41,858      44,758       80,896

    Total liabilities
     & shareholders' equity                172,428     172,470      203,118


    Note E: Of the $1,478 restricted cash balance as at October 31, 2003, $1,282 represents bank deposit for securing a standby letter of credit with respect to preparation for Phase Two of the manufacturing plant in Dongguan, the People's Republic of China.


    ASAT Holdings Limited
    RECONCILIATION OF EBITDA* TO NET CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
    (USD in thousands)
    Quarter Ended October 31, 2003, July 31, 2003 and October 31, 2002 and for the Six Months Ended October 31, 2003 and 2002.

                                 Quarter Ended           Six Months Ended
                       Oct. 31,    July 31,   Oct. 31,   Oct. 31,  Oct. 31,
                          2003        2003       2002       2003       2002
                   (Unaudited) (Unaudited)(Unaudited)(Unaudited)(Unaudited)

    EBITDA*                 6,658       6,078     5,439     12,736     6,243
    Add (less):
    Depreciation           (6,143)     (5,818)   (6,635)   (11,961)  (16,483)
    Income tax benefit         --          --       294         --    11,965
    Other income, net         133         248       551        381       902
    Impairment of property,
     plant and equipment       --          --        --         --   (59,189)
    Reorganization expenses    --          --        --         --      (128)
    Specific and
     non recurring nature of
     inventory write-down      --          --        --         --    (3,007)
    Facilities charges         --        (306)       --       (306)       --
    Interest expense       (3,527)     (3,527)   (3,526)    (7,054)   (6,610)

    Net loss               (2,879)     (3,325)   (3,877)    (6,204)  (66,307)
    Adjustments to
     reconcile net loss
     to net cash provided
     by (used in)
     operating activities:
    Depreciation            6,143       5,818     6,635     11,961    16,483
    Amortization of
     deferred charges
     and debt discount        379         379       377        758       753
    Deferred income taxes      --          --      (294)        --   (11,968)
    Gain on disposal
     of property, plant
     and equipment            (30)        (39)      (52)       (69)      (52)
    Impairment of property,
     plant and equipment       --          --        --         --    59,189
    Change in working
     capital, net          (3,306)      1,731    (8,425)    (1,575)   (4,044)

    Net cash provided
     by (used in) operating
     activities               307       4,564    (5,636)     4,871    (5,946)


    EBITDA* is not intended to represent net cash provided by (used in) operating activities as defined by generally accepted accounting principles in the United States of America ("U.S. GAAP") and should not be considered as an indicator of operating performance or an alternative to cash flow as a measure of liquidity, management believes that it will provide useful information regarding our ability to serve and/or incur debt and to meet our capital expenditure and working capital requirements. EBITDA*, as defined in the Consolidated Statements of Operations, may not be comparable to similarly titled measures by other companies. The table above sets forth our EBITDA* with a reconciliation to net cash provided by (used in) operating activities, which is considered the most directly comparable financial measure under U.S. GAAP.


    ASAT Holdings Limited
    RECONCILIATION OF EBITDA* and EBITDA* Excluding Incremental China Factory Set Up Costs
    (USD in thousands)
    Quarter Ended October 31, 2003 and July 31, 2003

                                                        Quarter Ended
                                                  October 31,      July 31,
                                                     2003            2003
                                                 (Unaudited)    (Unaudited)

    EBITDA* - Excluding Incremental
     China Factory Set Up Costs                        7,261          6,211
    Less:
    Incremental China Factory Set Up Costs             (603)          (133)
    EBITDA*                                            6,658          6,078


    EBITDA* is not intended to represent net cash provided by (used in) operating activities as defined by generally accepted accounting principles in the United States of America ("U.S. GAAP") and should not be considered as an indicator of operating performance or an alternative to cash flow as a measure of liquidity, management believes that it will provide useful information regarding our ability to serve and/or incur debt and to meet our capital expenditure and working capital requirements. EBITDA*, as defined in the Consolidated Statements of Operations, may not be comparable to similarly titled measures by other companies. The table above sets forth our EBITDA* with a reconciliation to EBITDA* Excluding Incremental China Factory Set Up Costs.



SOURCE  ASAT Holdings Limited
    -0-                             11/24/2003
    /CONTACT: Robert Gange, Chief Financial Officer of ASAT Holdings Limited, +852-2439-8788, or bob_gange@asathk.com; or investors, Jim Fanucchi of Summit IR Group, +1-408-404-5400, or ir@asat.com, for ASAT Holdings Limited/
    /Photo:  NewsCom:  http://www.newscom.com/cgi-bin/prnh/20030414/ASATLOGO
                        AP Archive:  http://photoarchive.ap.org
                        PRN Photo Desk, +1-888-776-6555 or +1-212-782-2840/
    /Web site:  http://www.asat.com/
    (ASTT)

CO:  ASAT Holdings Limited
ST:  California, China
IN:  CPR SEM EPM
SU:  ERN CCA